April 27, 2016

Free Writing Prospectus

(Supplementing Preliminary Prospectus issued April 13, 2016)

Filed Pursuant To Rule 433

Registration No. 333-209025

GLOBAL WATER RESOURCES, INC.

We are providing the following disclosure to update the risk factor contained in the Prospectus titled “The Reorganization Transaction occurring concurrently with this offering may give rise to both U.S. and Canadian tax liability for us.”

As identified in the Prospectus, we included estimates of aggregate U.S. and Canadian tax liabilities using the trading price of our shares of common stock as a rough approximation for the fair market value of the shares of our common stock held by GWRC. Specifically, we estimate that a trading price at the time of the closing of the Reorganization Transaction of $6.00 per share would result in aggregate U.S. and Canadian tax liabilities to us of approximately $160,000, and a trading price of $6.50 per share would result in aggregate U.S. and Canadian tax liabilities to us of approximately $1,900,000. In light of the recent increase in the trading price of GWRC’s stock on the Toronto Stock Exchange, which closed on April 26, 2016 at CAD$8.45 per share (approximately US$6.70 per share), we are providing estimates of our tax liability based upon higher trading prices than previously reflected in the Prospectus. As before, the estimates below use the trading price of our shares of common stock as a rough approximation of the fair market value of the shares of our common stock held by GWRC. For example, we estimate that a trading price at the time of the closing of the Reorganization Transaction of $7.00 per share would result in aggregate U.S. and Canadian tax liabilities to us of approximately $3,500,000, and a trading price of $7.50 per share would result in aggregate U.S. and Canadian tax liabilities to us of approximately $5,800,000. We do not believe that tax liabilities at the levels described above would result in a material adverse effect to us.

The issuer has filed a registration statement (including a preliminary prospectus dated April 13, 2016) with the SEC for the offering to which this communication relates. Before you invest, you should read the prospectus in that registration statement and other documents the issuer has filed with the SEC for more complete information about the issuer and this offering.

You may get these documents for free by visiting EDGAR on the SEC Web site at www.sec.gov. Alternatively, the issuer, any underwriter or any dealer participating in the offering will arrange to send you the preliminary prospectus if you request it from Roth Capital Partners, LLC, Attention: Syndicate Department, 888 San Clemente Drive, Newport Beach, CA 92660, by telephone at 1-800-678-9147, by e-mail to rothecm@roth.com, by fax to (949) 720-7227. You may also access the most recent preliminary prospectus dated April 13, 2016 included in Amendment No. 2 to the registration statement via the following link: http://www.sec.gov/Archives/edgar/data/1434728/000119312516539865/d82352ds1a.htm

This communication should be read in conjunction with the preliminary prospectus.

ANY DISCLAIMERS OR OTHER NOTICES THAT MAY APPEAR BELOW ARE NOT APPLICABLE TO THIS COMMUNICATION AND SHOULD BE DISREGARDED. SUCH DISCLAIMERS OR OTHER NOTICES WERE AUTOMATICALLY GENERATED AS A RESULT OF THIS COMMUNICATION BEING SENT VIA BLOOMBERG OR ANOTHER EMAIL SYSTEM.